Mail Stop 6010

							July 5, 2005


Douglass T. Simpson
President and Chief Executive Officer
Corgenix Medical Corporation
12061 Tejon Street
Westminster, Colorado 80234

	Re:	Corgenix Medical Corporation
		Registration Statement on Form SB-2
		Filed June 24, 2005
		File No. 333-126115

		Form 10-KSB for the Year Ended June 30, 2004
		Filed October 13, 2004
		File No. 0-24541

Dear Mr. Simpson:

	We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

1. We note in Item 8A of your Form 10-KSB that the "Evaluation Date" for the CEO and CFO`s conclusion that the disclosure controls and procedures are effective is "as of a date within ninety days before the filing date of this annual report." Please be aware that Item 307 of Regulation S-B requires that the conclusion be as of the end of the period covered by the report. Please file an amended Form 10-
KSB to revise the evaluation date.


*	*	*


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Robert Attai, Esq.
	Otten, Johnson, Robinson, Neff & Ragonetti, P.C.
	950 Seventeenth Street, Suite 1600
	Denver, Colorado 80202
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Douglass T. Simpson
Corgenix Medical Corporation
July 5, 2005
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